Stock Option Exchange Program

February 7, 2007

Why are we offering an option exchange program?

▶	Recent stock market volatility has left a substantial portion of our outstanding stock options “underwater”

▶	We believe that offering you the opportunity to replace options with an exercise price per share greater than $1.48 with new options priced at the current fair market value will motivate higher levels of performance, provide retention incentives and effectively recognize your contributions to our success

… The remainder of this report outlines the
parameters of the option exchange program

What is our stock option exchange program?

Our solution is to provide you with a choice …

▶	If you hold options with an exercise price per share greater than $1.48, you may voluntarily elect to …

Maintain	Keep your current stock option grants with their current exercise prices, vested status and other terms.

Exchange	Surrender any or all eligible stock option grants and receive a new option:

  to acquire the same number of shares (except for our executive officers, who will receive fewer shares if they participate)

  with an exercise price equal to the closing price of our common stock on the replacement grant date subject to a new vesting schedule

Who may participate?

        You may participate in the stock option exchange program if …

▶	You currently hold outstanding options with an exercise price per share greater than $1.48

AND

▶	You are an employee at the time this offer is made and you remain an employee through the grant date of the new option to be granted as part of the exchange (expected to be mid March)

Do I have to exchange all of my eligible options if I choose to participate?

▶	You may choose among eligible option grants, selecting some and not others, when deciding which you would like to exchange

▶	Partial eligible option grants cannot be accepted for exchange. If you choose to exchange an eligible option, you must exchange all of the outstanding shares subject to the eligible option

▶	Option grants with an exercise price per share less than or equal to $1.48 are not eligible for exchange

▶	To assist you in making your decision, we will have provided you with a personalized stock option history that summarizes your eligible option grants

▶	You must make your decision, which is voluntary, no later than 5:00 p.m., U.S. Eastern Time, on March 8, 2007, unless the exchange offer is extended

How many shares will be subject to my new option? What will the exercise price be?

▶	If you elect to participate in the stock option program, you will generally receive one new stock option grant.

▶	The number of shares subject to the new option grant will equal the total number of option shares that you surrender pursuant to your existing stock option(s), however:

• Our five executive officers are eligible to receive 1 new share for every 1.25 shares surrendered. As a result, each new option issued to our executive officers will represent the right to purchase approximately 20% fewer shares than were subject to the tendered eligible option.

▶	The option you receive pursuant to the exchange will have an exercise price per share equal to the closing price of our common stock on the replacement grant date.

How will my new option vest?

New Option Vesting Schedule
▶	50% of new option shares vest 6 months after grant date

▶	1/12 of new option shares vest every month thereafter, so that new option is fully vested 1 year after the grant date

▶	Your new option will become exercisable as it vests and will remain exercisable for the ten-year term of the option, subject to earlier cancellation upon termination of employment with LogicVision

Example

Assuming a replacement option grant date of March 8, 2007:

▶	On March 8, 2007, existing options covering 4,800 outstanding and fully vested shares are exchanged for a new option grant covering 4,800 shares

▶	Your vesting would be as follows:
	•	2,400 shares vest on September 8, 2007
	•	400 shares vest each month thereafter so that the new option is fully vested on March 8, 2008

Where can I find additional details about the exchange offer?

Document	Description
Exchange Offer	Legal document explaining the offer in detail (includes a list of common questions and answers regarding the exchange program)
Election Form	Form that you must sign and deliver to us to participate in the offer

Withdrawal Form	Form used to rescind a previous election to exchange prior to the end of the offer period
Personalized Option Statement	Document that serves as your option grant history. All of your outstanding eligible option grants are listed on it

You have been or will be provided with hard copies of the above materials. If you need additional copies, please contact Bruce Jaffe.

What are the US tax implications?

▶	Under existing US tax authority, the exchange itself should not be a taxable event

▶	In general, if your new options are incentive stock options, you will generally not be subject to US taxation upon any exercise of your new option and will be subject to US taxation on any subsequent sale of your exercised shares

▶	The specific tax consequences of your new option will depend on your personal circumstances

▶	Please refer to the Exchange Offer document for more specific tax information

▶	In addition, we recommend that all employees consult their tax and financial advisors before participating in the exchange

LogicVision cannot assist you in making your decision

▶	This presentation is intended as an overview of key concepts. Please review the more detailed information contained in the written Exchange Offer when evaluating the option exchange program

▶	Participation in this offer is completely voluntary. You have sole discretion whether to exchange your outstanding options. LogicVision cannot assist you in making your decision, beyond describing the general terms and conditions of the offer

▶	Additionally, LogicVision has not authorized anyone, either from within or outside the Company, to assist you in making your decision. We recommend you review the program materials and consult your own personal advisors

Thank you for attending!

▶	Thank you for attending this presentation. While securities laws prevent us from answering questions relating to your specific circumstance, your moderator can show you where your question(s) may be answered in the exchange offer documentation

▶	You may also direct questions about the offer or Bruce Jaffe at 408-453-0146 or optionexchange@logicvision.com and may request additional copies of the offer materials from optionexchange@logicvision.com